Innovation for patient care *

RECEIVED
2007 MAY 29 A 9:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

**Securities and Exchange Commission**
**Office of International Corporate Finance**
**100 F Street, N.E., Mail Stop 3628**
**Washington DC 20549**
**USA**

**12g-3-2(b) Exemption**
**File N°.82-34953**

25 May 2007

07023844

SUPPL

Dear Sir or Madam,

Enclosed is information Ipsen:

- made or is required to make public under French law;
- filed or is required to file with and which is made public by Euronext Paris; or
- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g-3-2 of the Securities Exchange Act of 1934; as amended (the ***Exchange Act***), with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that Ipsen is subject to the Exchange Act.

Yours sincerely,

PROCESSED
MAY 31 2007
THOMSON FINANCIAL

dlw 5/29

P/O Claire Giraut
Executive Vice President,
Chief Financial Officer


**IPSEN**
Siège Social : 42, rue du Docteur Blanche - 75016 Paris - France
Tél. : +33 (0)1 44 30 43 43 - Fax : +33 (0)1 44 30 43 21
www.ipsen.com

Bureaux : 51/53, rue du Docteur Blanche - 75016 Paris - France
Tél. : +33 (0)1 44 30 43 43 - Fax : +33 (0)1 44 30 42 00


* Innover pour mieux soigner


Société Anonyme au capital de 84 024 683 € - 419 838 529 R.C.S. Paris - Code Ape 741 J - TVA FR 87 419 838 529

IPSEN
Innovation for patient care



Press release

# Increlex® receives CHMP positive opinion for the treatment of severe primary IGF-1 deficiency

## Upon marketing authorization, Increlex® will be commercialized in the European Union by Ipsen, Tercica's partner

**Paris (France), 25 May 2007** - Ipsen (Euronext: FR0010259150; IPN), today announced that the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMEA) adopted a positive opinion recommending marketing authorization for Increlex® (mecasermin) 10 mg/ml solution for injection. This decision follows Tercica's filing of an application for marketing authorisation for Increlex® in the European Union on December 2005. The indication recommended is for the long-term treatment of growth failure in children and adolescents with severe primary insulin-like growth factor-1 deficiency (severe primary IGFD), and in children with growth hormone (GH) gene deletion who have developed neutralizing antibodies to GH.

Based on an acceptance of the CHMP positive opinion by the European Commission, Tercica (Nasdaq: TRCA) expects a marketing authorization in two to three months and because Increlex® previously received Orphan Drug Designation in the European Union, this will provide ten years of marketing exclusivity for the treatment of severe Primary IGFD. Upon marketing authorization, Ipsen expects to pay to Tercica a milestone payment of €15 million (approximately US$20 million) under the companies' licensing agreement. Following local pricing reviews, Ipsen will market Increlex® in the European Union.

Christophe Jean, Executive Vice-President and Chief Operating Officer of Ipsen, and Tercica's Board member, said "We are very pleased with the CHMP's positive opinion regarding Increlex®, a very innovative product for the treatment of growth failure in patients with severe primary IGFD. The addition of Increlex® to Ipsen's existing global endocrinology portfolio, which also includes Somatuline® and NutropinAq® further reinforces the company's global franchise in this high-growth therapeutic area. Ipsen's growing endocrinology franchise is giving to endocrinologists a comprehensive solution to treat patients suffering from growth disorders."

**About the CHMP's opinion**
(CHMP press release can be accessed at http:///www.emea.europa.eu)
The CHMP's positive opinion was based on clinical data from 76 patients who were treated with Increlex® for up to 12.5 years. The primary endpoint in the pivotal clinical study was height velocity, which increased from an average of 2.8 cm per year at baseline to an average of 8.0 cm per year ($p < 0.0001$) in the first year of treatment.

The summary of product characteristics underlying the CHMP opinion defines severe Primary IGFD as:

- a height standard deviation score $\leq -3.0$,
- basal IGF-1 levels below the 2.5th percentile for age and gender,

- GH sufficiency, and
- the exclusion of secondary forms of IGF-1 deficiency, such as malnutrition, hypothyroidism, or chronic treatment with pharmacologic doses of anti-inflammatory steroids.

The CHMP recommended that the diagnosis be confirmed by conducting an IGF-1 generation test.

**About Increlex®**
The active ingredient of Increlex® is recombinant human insulin-like growth factor-1 (IGF-1). IGF-1 is the direct mediator of growth hormone's effect on statural growth, and must be present for normal growth of bones and cartilage in children. In severe primary IGFD, children's' serum IGF-1 levels are low, despite the presence of normal or elevated GH level. Without adequate IGF-1, children cannot achieve normal height. In children with this disorder, low IGF-1 levels are due to growth hormone resistance associated with mutations in GH receptors, post-GH receptor signaling pathways, or to defects in IGF-1 gene expression. As such, these children cannot be expected to respond adequately to exogenous GH treatment. Some individuals may also have a range of metabolic disorders, including lipid abnormalities, decreased bone density, obesity and insulin resistance.

Increlex® has been marketed in the United States by Tercica, Inc. since early 2006.

Exclusive rights to develop and commercialize Increlex® were licensed to Ipsen in October 2006 for all regions of the world except the United States, Japan, Canada, Taiwan and certain countries of the Middle East and North Africa.

**About Tercica**
Tercica is a biopharmaceutical company committed to improving endocrine health by partnering with the endocrine community to develop and commercialize new therapeutics for short stature and other metabolic disorders. For further information on Tercica, please visit www.tercica.com.

**About Ipsen**
Ipsen is an innovation driven international specialty pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4,000. The company's development strategy is based on a combination of products in targeted therapeutic areas (oncology, endocrinology and neuromuscular disorders) which are growth drivers, and primary care products which contribute significantly to its research financing. This strategy is also supported by an active policy of partnerships. The location of its four Research and Development centres (Paris, Boston, Barcelona, London) gives the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. In 2006, R&D expenditure was €178.3 million, i.e. 20.7% of consolidated sales, which amounted to €861.7 million while total revenues amounted to €945.3 million (in IFRS). 700 people in R&D are dedicated to the discovery and development of innovative drugs for patient care. Ipsen's shares are traded on Segment A of Eurolist by Euronext™ (stock code: IPN, ISIN code: FR0010259150). Ipsen' s shares are eligible to the "Système à Règlement Différé" ("SRD") and the Group is part of the SBF 250 index. For more information on Ipsen, visit our website at www.ipsen.com.

IPSEN
Innovation for patient care

Forward-looking statements (Ipsen)
The forward-looking statements and targets contained herein are based on Ipsen's management's current views and assumptions. Such statements involve known and unknown risks and uncertainties that may cause actual results, performance or events to differ materially from those anticipated herein.
Ipsen expressly disclaims any obligation or undertaking to update or revise any forward-looking statements, targets or estimates contained in this press release to reflect any change in events, conditions, assumptions or circumstances on which any such statements are based unless so required by applicable law. Ipsen's business is subject to the risk factors outlined in its information documents filed with the French Autorité des marchés financiers.

Forward Looking Statements (Tercica)
Except for the historical statements contained herein, this press release contains forward-looking statements concerning Tercica's prospects and expectations, including without limitation, that: (A) Increlex will receive ten years of EU orphan drug marketing exclusivity for the treatment of severe Primary IGFD; (B) Tercica expects to receive a marketing authorization from the European Commission in two to three months; (C) Tercica expects to receive a milestone payment of €15 million (approximately US$20 million) from Ipsen; and (D) Ipsen will launch Increlex in the European Union. Because Tercica's forward-looking statements are subject to risks and uncertainties, there are important factors that could cause actual results to differ materially from those in the forward-looking statements. These factors include, without limitation, risks and uncertainties related to the following: (i) the European Commission may not accept the CHMP opinion, issue a marketing authorization, and/or may not issue it in two to three months; and (ii) the risks and uncertainties disclosed from time-to-time in reports filed by Tercica, including most recently Tercica's Form 10-Q for the quarter ending March 31, 2007 filed with the SEC on May 4, 2007. Tercica disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this press release.

For further information:
**Didier Véron,** Director, Public Affairs and Corporate Communications
Tel.: +33 (0)1 44 30 42 38 - Fax: +33 (0)1 44 30 42 04
E-mail: didier.veron@ipsen.com

**David Schilansky,** Investor Relations Officer
Tel.: +33 (0)1 44 30 43 31 - Fax: +33 (0)1 44 30 43 21
E-mail: david.schilansky@ipsen.com

END